December 14, 2005

Mail Stop 0408

By U.S. Mail and Facsimile (212) 818-8881

Mark D. Klein
President and Chief Executive Officer
Ladenburg Thalmann Financial Services Inc.
590 Madison Avenue, 34th Floor
New York, New York 10022

Re:	Ladenburg Thalmann Financial Services Inc.
	Registration Statements on Form S-3
      Filed November 30, 2005
	File Nos. 333-130026 and 333-130028

Dear Mr. Klein:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. With respect to the private placement, please tell us the exemption from registration relied upon and the pertinent facts relied upon to make the exemption available. Please provide us with a copy of any memorandum or offering circular used in connection with the private placement.

2. The registration for resale of the shares of affiliates appears to be an offering by or on behalf of the company. As a result, such registration appears to be inconsistent with Rule 415(a)(4) of Regulation C. In addition, Form S-3 appears to be unavailable for this offering. Refer to Item #29 of Section D of the Telephone Interpretation Manual and General Instruction B.1 of Form S-3. Please revise or provide the staff with an analysis and authority for such resale registration.

3. On page 3 you state that the offering to the affiliates is subject to shareholder approval. It does not appear that you have filed either a Schedule 14A proxy statement or a Schedule 14C information statement. Please provide your analysis as to how it is appropriate to register shares, the sale of which has not received the requisite shareholder approval.

Cover Page

4. Please identify Mr. Frost and disclose that he is offering 2.4 million shares of which he is beneficial owner.

Risk Factors

5. We note in your introductory paragraph the statement that this section describes some, but not all, of the risks of purchasing shares in your company. Please revise to delete this language. You must disclose all risks that you believe are material at this time.
Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.

6. With respect to the possibility of being delisted from the American Stock Exchange, please tell us of any correspondence during the last year between the company and the exchange with regard to delisting, or any specific indication from the exchange that delisting may occur in the forseeable future, and if so what steps the company has taken or plans to take to avoid such action. To the extent possible, tell us the anticipated impact the registration of the current shares may have on the ability of the company to remain listed on AMEX.

Use of Proceeds

7. Please disclose to what extent, if any, the proceeds from the private placement are being or will be used to discharge the company`s indebtedness.

Selling Shareholders

8. Please advise the staff whether each selling shareholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

9. For any registered broker-dealer who acquired the securities to be
resold otherwise than as compensation securities for services, revise
your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.
10. If any of the selling shareholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating
that those broker-dealer affiliates:
?	purchased the securities in the ordinary course of business;
and
?	at the time of the purchase had no agreements or
understandings,
directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters.
Please revise accordingly, or tell us why you don`t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.


*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please contact Gregory Dundas at (202) 551-3436 or me at
(202)
551-3419 with any other questions.

								Sincerely,



      Christian Windsor
      Special Counsel

cc:	David Alan Miller, Esq.
	Graubard Miller
	The Chrysler Building
	405 Lexington Avenue
	New York, New York 10174

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Mark D. Klein
Ladenburg Thalmann Financial Services Inc.
December 14, 2005
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